AB 3/17

pls 3/7

11017432

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Finance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six CityPlace Drive, Suite 400
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Fargo 314-729-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Fl	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, Scott Fargo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Finance Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C.E.O.

Title

SUSAN M. FLETCHER
Notary Public
Commission # 10433204
St. Louis County
Notary Seal
STATE OF MISSOURI
My Commission Expires 06-06-2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benefit Finance Securities, LLC
Statement of Financial Condition
December 31, 2010

Assets

Assets		
Cash and cash equivalents	$	224,324
Accounts receivable		67,000
Due from member		91
Total Assets	$	291,415

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	800
Due to affiliated companies		154,664
Total Liabilities		155,464
Member's equity		135,951
Total Liabilities and Member's Equity	$	291,415

Benefit Finance Securities, LLC
Statement of Income
Year Ended December 31, 2010

Revenues		
Commissions	$	56,146
Plan administration fees		47,000
Other fee income		3,836
Interest and dividends		435
Total Revenues		107,417
Expenses		
Management fee		90,000
Other expenses		30,667
Total Expenses		120,667
Net Loss	$	13,250

Benefit Finance Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

December 31, 2009	$	149,201
Net loss		(13,250)
December 31, 2010	$	135,951

Benefit Finance Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities		
Net loss	$	(13,250)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in assets		
Accounts receivable		(27,000)
Due from member		274
(Decrease) increase in liabilities		
Accounts payable		800
Due to affiliated companies		127,266
Net Cash Provided by Operating Activities		88,090
Net Increase in Cash and Cash Equivalents		88,090
Cash and Cash Equivalents, Beginning of Year		136,234
Cash and Cash Equivalents, End of Year	$	224,324

Benefit Finance Securities, LLC
Notes to Financial Statements
December 31, 2010

A. Nature of Operations and Basis of Presentation

Nature of Operations

Benefit Finance Securities, LLC (the Company) is a limited liability company organized under the laws of the State of Missouri. The Company is a wholly-owned subsidiary of Bancorp Services, LLC (Bancorp). The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer selling variable life insurance annuities and private placements in Missouri. Also, the Company provides plan administration services for these variable life insurance contracts. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification, (the FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is deemed necessary. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash with two financial institutions. Deposits at each of these banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2010.

Revenue Recognition

The Company receives commissions from the sale of certain corporate life insurance products. Revenue from commissions is recognized at the point the premiums are paid.

Plan administration fees are derived and recognized over the term of the contract from policy administration pursuant to the sale by a retail broker-dealer of a related variable insurance contract.

Income Taxes

The Company is formed as a limited liability company and has elected to be taxed as a partnership under the Internal Revenue Code. Therefore earnings of the Company are taxed at the member level. Accordingly, no provision for income taxes has been reflected in the financial statements.

Tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns are evaluated to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2007. As of and for the year ended December 31, 2010, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

C. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $68,860 and required net capital of $10,364. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 2.26.

D. Related Party Transactions

During 2010, the Company received $56,146 in commissions through an agreement with BFP Securities, LLC (BFPS), a wholly-owned subsidiary of Benefit Finance Partners, LLC (BFP), which is 50 percent owned by Bancorp.

Commissions, plan administration fees, and other advances may be due to and receivable from BFP and BFPS. The Company owed $114,664 to BFPS and $40,000 to BFP at December 31, 2010.

The Company has an Expense Agreement with Bancorp to pay a monthly fee of $7,500 for office space, and support in administration, finance, equipment, technology, sales, and marketing. Expenses under the agreement totaled $90,000 in 2010.

E. Risks and Uncertainties

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. At present, it is not possible to determine the likelihood or potential impact of the above uncertainties.

Benefit Finance Securities, LLC
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2010

Total Member's Equity	$ 135,951
Less non-allowable assets:	
Accounts receivable	67,000
Due from member	91
Total non-allowable assets	67,091
Net Capital	$ 68,860
Aggregate Indebtedness	$ 155,464
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 10,364
Minimum dollar net capital requirement	$ 5,000
Minimum capital requirement (greater of above)	$ 10,364
Excess net capital	$ 58,496
Net Capital less 10% of Aggregate Indebtedness (as defined on FOCUS)	$ 53,314
Ratio of aggregate indebtedness to net capital	2.26 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part II A FOCUS Report.

Benefit Finance Securities, LLC
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2010

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary
Report on Internal Control

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benefit Finance Securities, LLC as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 24, 2011

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC as of December 31, 2010, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 24, 2011

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com